JUNEE LTD

January 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Suying Li, Angela Lumley, Ryan Lichtenfels, Jennifer Lopez Molina

Re:	Junee Ltd
Draft Registration Statement on Form F-1
Filed December 15, 2021
CIK No. 0001897087

Dear Ms. Li, Ms. Lumley, Mr. Lichtenfels and Ms. Molina:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), January 12, 2022, regarding our amended draft Registration Statement on Form F-1 submitted on December 15, 2021. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended draft Registration Statement on Form F-1 submitted accompanying this Response Letter is referred to as Amendment No. 1.

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by the Chinese and Hong-Kong governments, such as those related to data security or anti- monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 4 of Amended Draft Registration Statement No. 1 to (i) state prominently the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong, (ii) make it clear that the risks associated with being based in Hong Kong could cause the value of our securities to significantly decline or be worthless, (iii) the recent statements and regulatory actions by the Chinese and Hong-Kong governments, such as those related to data security or anti- monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange and (iv) disclose that our auditor is not subject to the determination announced by the PCAOB on December 16, 2021 and that the Holding Foreign Companies Accountable Act and related regulations will not affect our Company.

2. Please provide here, as you do in the Prospectus Summary, a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable.

In response to the Staff’s comments, we revised our disclosure how cash is transferred among our holding company and the subsidiary on the cover page of Amended Draft Registration Statement No. 1. We also disclosed and quantify the amount of the transfers between the company and its subsidiary on the cover page of Amended Draft Registration Statement No. 1.

Prospectus Summary, page 1

3. We note your disclosure on page 4 that you “may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021.” Please also disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor, is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comments, we revised to disclose trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate completely our auditor, and that as a result an exchange may determine to delist our securities on page 5 of Amended Draft Registration Statement No. 1. We also disclosed that our auditor, is not subject to the determinations announced by the PCAOB on December 16, 2021 on the cover page, pages 54 and 27 of Amended Draft Registration Statement No. 1.

4. In your summary of risk factors, we note your disclosure of risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice; the risk that the Chinese or Hong Kong government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese or Hong Kong government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we revised our disclosure on pages 4 and 5 of Amended Draft Registration Statement No. 1.

Transfers of Cash to and from Our Subsidiary, page 6

5. We note your description of how cash is transferred through the organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. In this regard, we only note disclosures that you “have not declared nor paid any cash dividends to [y]our shareholders.” Also, further describe in the penultimate paragraph in this section any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 8 of Amended Draft Registration Statement No. 1.

Recent Regulatory Development in the PRC, page 7

6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, we have revised on the cover page, pages 10 and 21 of Amended Draft Registration Statement No. 1 to disclose we and our subsidiary are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve our operations and that in our Hong Kong counsels’ opinions, we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors.

Risk Factors

In the future, we may be subject to PRC laws and regulations related to our current business operations ..., page 18

7. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we revised our disclosure on pages 20 and 21 of Amended Draft Registration Statement No. 1.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act ..., page 23

8. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two, years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comments, we revised our disclosure on page 26 of Amended Draft Registration Statement No. 1. to expand risk factors that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted and the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

We also respectfully advise the Staff that as we disclosed on the cover page, page 5 of Amended Draft Registration Statement No. 1, our auditor Friedman LLP is an independent registered public accounting firm with the PCAOB and the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, we also revised our disclosure on page 27 of Amended Draft Registration Statement No. 1 to clarify that our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.

Our History and Corporate Structure, page 34

9. Please revise this section to include a discussion of the entities included in your organizational chart, including a brief description of the nature of their business operations, if material.

In response to the Staff’s comments, we revised our disclosure on pages 38 of Amended Draft Registration Statement No. 1.

Business, page 63

10. Due to the size of your print, the text in the graphics appearing on pages 65-67 is difficult to read. Please provide your disclosure in a more readable format.

In response to the Staff’s comments, we respectfully advise the Staff that the texts are immaterial to our business operations and we remove the texts under the graphics to avoid confusion.

11. To provide additional context for investors, please define the term “Registered Minor Works Contractor (Class II and III).”

In response to the Staff’s comments, we revised our disclosure on the cover page 73 of Amended Draft Registration Statement No. 1 to provide the definition of the term “Registered Minor Works Contractor (Class II and III).”

12. We note your disclosure on page 74 that “[d]efect claims are rare. Over the past two years, we received one claim from a client about defects and we have since settled with the client.” Please quantify the impact of this claim, to the extent material.

In response to the Staff’s comments, we revised our disclosure on page 78 of Amended Draft Registration Statement No. 1. to quantify the impact of this claim.

Executive Compensation, page 100

13. Please provide management compensation disclosure pursuant to Part I, Item 4.a. of Form F-1 and Part I, Item 6.B of Form 20-F. In this regard, we note that you have only provided disclosure with regards to the amount of compensation paid to your directors.

In response to the Staff’s comments, we revised our disclosure on page 105 of Amended Draft Registration Statement No. 1.

Principal Shareholders, page 101

14. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities. Please make similar revisions in your Selling Shareholder table.

In response to the Staff’s comments, we revised our disclosure on pages 106, 107 and 108of Amended Draft Registration Statement No. 1.

Underwriting, page 123

15. We note your disclosure that if all the shares are not sold at the initial public offering price, the representative, Univest, may change the offering price and other selling terms. Please tell us whether the inability of the underwriters to sell the shares would impact the amount of proceeds that you receive. Also, please explain the circumstances under which the representative may use such discretion and tell us how you would inform investors of changes to the offering.

In response to the Staff’s comments, we revised our disclosure on pages 128 of Amended Draft Registration Statement No. 1.

Consolidated Statements of Cash Flows, page F-6

16. Please tell us how you concluded the cash flows related to your “advances to related parties” and “repayments from related parties” represent financing activities rather than investing activities. Refer to ASC 230-10-45-12(a) and 45-13(a).

In response to the Staff’s comments, we respectfully advise the Staff that in accordance with ASC 230-10-20, financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repayment amounts borrowed; or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.

On the other hand, investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in instruments that are acquired specifically for resale.

During the years ended June 30, 2021 and 2020, the Company had obtained resources from the related parties and made certain repayments, which may sometimes be in excess of the original resources obtained and on a short-term and repayable-on-demand basis, to the related parties. The Company believes these activities, in substance, were transactions with the beneficial owners (or their affiliates) of the Company, with no charge or interest, in return for their investment in the Company, hence shall be more appropriate being classified as financing activities in accordance with the definition set out above.

General

17. We note your disclosure throughout the filing that “[y]our business relationships with [y]our five largest subcontractors (in terms of revenues) range from one year to over ten years. The longest business relationship has reached over 10 years, as of the date of this prospectus.” To ensure balanced disclosure, please also discuss, as you do in your Risk Factors, that “[d]uring the last two fiscal years ended June 30, 2021 and 2020, [you] did not enter into any long-term agreement or arrangement with any of [y]our customers.”

In response to the Staff’s comments, we revised our disclosure on 67 of Amended Draft Registration Statement No. 1.

18. On your prospectus cover page and in your Summary, please disclose the percentage of voting power to be held by your directors and executive officers (and any other related parties) after the offering, if material; explain that these shareholders will control the matters to be voted upon by stockholders; and state, if true, that you will be a controlled company. Please also include a risk factor discussing the risks associated with being a controlled company, if you will be one.

In response to the Staff’s comments, we revised our disclosure of the percentage of voting power to be held by our directors and executive officers (and any other related parties) after the offering on the cover page and in the summary of Amended Draft Registration Statement No. 1. In response to the Staff’s comments, we revised our disclosure and included the risks associated with being a controlled company on the cover page and page 4, 8 23 and 101.

19. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lisa Forcht, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2210.

Very truly yours,

/s/ Vincent Or
Name:	Vincent Or
Title:	Chief Financial Officer

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC